Exhibit 99.1

TD Bank Group Reports Fourth Quarter and Fiscal 2016 Results Earnings News Release • Three and Twelve months ended October 31, 2016

This quarterly earnings news release should be read in conjunction with the Bank's unaudited Fourth Quarter 2016 consolidated financial results for the year ended October 31, 2016, included in this Earnings News Release and the audited 2016 Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on TD's website at http://www.td.com/investor/. This analysis is dated November 30, 2016. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank's Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the TD's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the 2016 Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

FOURTH QUARTER FINANCIAL HIGHLIGHTS, compared with the fourth quarter last year:

•	Reported diluted earnings per share were $1.20, compared with $0.96.
•	Adjusted diluted earnings per share were $1.22, compared with $1.14.
•	Reported net income was $2,303 million, compared with $1,839 million.
•	Adjusted net income was $2,347 million, compared with $2,177 million.

FULL YEAR FINANCIAL HIGHLIGHTS, compared with last year:

•	Reported diluted earnings per share were $4.67, compared with $4.21.
•	Adjusted diluted earnings per share were $4.87, compared with $4.61.
•	Reported net income was $8,936 million, compared with $8,024 million.
•	Adjusted net income was $9,292 million, compared with $8,754 million.

FOURTH QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The fourth quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $60 million after tax (3 cents per share), compared with $65 million after tax (3 cents per share) in the fourth quarter last year.
•	A gain of $16 million after tax (1 cent per share) due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, compared with a gain of $21 million after tax (1 cent per share) in the fourth quarter last year.

TORONTO, December 1, 2016  –  TD Bank Group ("TD" or the "Bank") today announced its financial results for the fourth quarter ending October 31, 2016. Fourth quarter earnings were $2.3 billion, up 25% on a reported basis and 8% on an adjusted basis compared with the same quarter last year, reflecting growth in the U.S. Retail and Wholesale segments. Reported earnings for the year were $8.9 billion, an increase of 11% over last year and adjusted earnings of $9.3 billion increased by 6%.

"We are pleased with our performance this quarter and overall earnings growth in 2016," said Bharat Masrani, Group President and Chief Executive Officer. "Our results this year demonstrate the strength of our diverse business mix, organic growth strategy and the investments we've made to become a more productive and customer-focused organization."

TD BANK GROUP • FOURTH QUARTER 2016 • EARNINGS NEWS RELEASE	Page 1

Canadian Retail
Canadian Retail net income was $1,502 million for the fourth quarter compared with $1,496 million in the same quarter last year. Revenue growth of 3% and lower insurance claims were largely offset by higher non-interest expenses, the impact of a higher effective tax rate, and higher provisions for credit loss.

U.S. Retail
U.S. Retail net income was $701 million (US$536 million) for the fourth quarter compared with $595 million (US$452 million) on a reported basis and $646 million (US$491 million) on an adjusted basis for the fourth quarter last year.

The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, generated net income of $608 million (US$465 million), an increase of 25% (26% in U.S. dollars) on a reported basis and 13% (14% in U.S. dollars) on an adjusted basis, compared with the fourth quarter last year. The growth in earnings reflects revenue growth, strong operating leverage, increased loan and deposit volume, and good credit quality.

TD Ameritrade contributed $93 million (US$71 million) in earnings to the segment compared with $109 million (US$84 million) for the same quarter last year.

Wholesale Banking
Wholesale Banking net income was $238 million for the fourth quarter, an increase of 21% compared with the fourth quarter last year, reflecting revenue growth from higher origination activity in debt and equity capital markets, and fixed income trading, partially offset by lower equity trading revenue and advisory fees.

Capital
TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 10.4%.

Conclusion

"As we look to 2017, we remain focused on growing market share, making strategic investments in our businesses, and executing with determination to deliver on our purpose: to enrich the lives of our customers, communities and colleagues. If current conditions are sustained, we are well positioned to deliver in 2017," said Masrani. "I would like to thank our colleagues for their dedication and valuable contributions this year, and our customers for the opportunity to serve them every day."

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements" on page 3.

TD BANK GROUP • FOURTH QUARTER 2016 • EARNINGS NEWS RELEASE	Page 2

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, including in the Management's Discussion and Analysis ("2016 MD&A") under the heading "Economic Summary and Outlook", for each business segment under headings "Business Outlook and Focus for 2017", and in other statements regarding the Bank's objectives and priorities for 2017 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, risk-based capital guidelines and liquidity regulatory guidance; the overall difficult litigation environment, including in the U.S.; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2016 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2016 MD&A under the headings "Economic Summary and Outlook", and for each business segment, "Business Outlook and Focus for 2017", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • FOURTH QUARTER 2016 • EARNINGS NEWS RELEASE	Page 3

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2016	2016	2015	2016	2015
Results of operations
Total revenue	$8,745	$8,701	$8,047	$34,315	$31,426
Provision for credit losses	548	556	509	2,330	1,683
Insurance claims and related expenses	585	692	637	2,462	2,500
Non-interest expenses	4,848	4,640	4,911	18,877	18,073
Net income – reported	2,303	2,358	1,839	8,936	8,024
Net income – adjusted[1]	2,347	2,416	2,177	9,292	8,754
Return on common equity – reported	13.3%	14.1%	11.4%	13.3%	13.4%
Return on common equity – adjusted[2]	13.6	14.5	13.5	13.9	14.7
Financial position
Total assets	$1,176,967	$1,182,436	$1,104,373	$1,176,967	$1,104,373
Total equity	74,214	71,204	67,028	74,214	67,028
Total Common Equity Tier 1 Capital risk-weighted assets[3]	405,844	388,243	382,360	405,844	382,360
Financial ratios
Efficiency ratio – reported	55.4%	53.3%	61.0%	55.0%	57.5%
Efficiency ratio – adjusted[1]	54.8	52.6	55.3	53.9	54.3
Common Equity Tier 1 Capital ratio[3]	10.4	10.4	9.9	10.4	9.9
Tier 1 Capital ratio[3]	12.2	11.9	11.3	12.2	11.3
Total Capital ratio[3]	15.2	14.6	14.0	15.2	14.0
Leverage ratio	4.0	3.8	3.7	4.0	3.7
Provision for credit losses as a % of net average loans and
acceptances[4]	0.37	0.39	0.40	0.41	0.34
Common share information – reported (dollars)
Per share earnings
Basic	$1.20	$1.24	$0.96	$4.68	$4.22
Diluted	1.20	1.24	0.96	4.67	4.21
Dividends per share	0.55	0.55	0.51	2.16	2.00
Book value per share	36.71	35.68	33.81	36.71	33.81
Closing share price	60.86	56.89	53.68	60.86	53.68
Shares outstanding (millions)
Average basic	1,855.4	1,853.4	1,853.1	1,853.4	1,849.2
Average diluted	1,858.8	1,856.6	1,857.2	1,856.8	1,854.1
End of period	1,857.2	1,854.8	1,855.1	1,857.2	1,855.1
Market capitalization (billions of Canadian dollars)	$113.0	$105.5	$99.6	$113.0	$99.6
Dividend yield	3.7%	3.8%	3.9%	3.9%	3.8%
Dividend payout ratio	45.7	44.5	53.0	46.1	47.4
Price-earnings ratio	13.0	12.8	12.8	13.0	12.8
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.23	$1.27	$1.15	$4.88	$4.62
Diluted	1.22	1.27	1.14	4.87	4.61
Dividend payout ratio	44.8%	43.4%	44.5%	44.3%	43.3%
Price-earnings ratio	12.5	11.9	11.7	12.5	11.7
1	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
2	Adjusted return on common equity is a non-GAAP financial measure. Refer to the "Return on Common Equity" section of this document for an explanation.
3	Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). The scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA are 64%, 71%, and 77%, respectively.
4	Excludes acquired credit-impaired (ACI) loans and debt securities classified as loans. For additional information on ACI loans, refer to the "Credit Portfolio Quality" section of the 2016 MD&A and Note 8 of the 2016 Consolidated Financial Statements. For additional information on debt securities classified as loans, refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" discussion and tables in the "Credit Portfolio Quality" section of the 2016 MD&A and Note 8 of the 2016 Consolidated Financial Statements.
TD BANK GROUP • FOURTH QUARTER 2016 • EARNINGS NEWS RELEASE	Page 4

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2016	2016	2015	2016	2015
Net interest income	$5,072	$4,924	$4,887	$19,923	$18,724
Non-interest income	3,673	3,777	3,160	14,392	12,702
Total revenue	8,745	8,701	8,047	34,315	31,426
Provision for credit losses	548	556	509	2,330	1,683
Insurance claims and related expenses	585	692	637	2,462	2,500
Non-interest expenses	4,848	4,640	4,911	18,877	18,073
Income before income taxes and equity in net income of an
investment in TD Ameritrade	2,764	2,813	1,990	10,646	9,170
Provision for income taxes	555	576	259	2,143	1,523
Equity in net income of an investment in TD Ameritrade	94	121	108	433	377
Net income – reported	2,303	2,358	1,839	8,936	8,024
Preferred dividends	43	36	26	141	99
Net income available to common shareholders and
non-controlling interests in subsidiaries	$2,260	$2,322	$1,813	$8,795	$7,925
Attributable to:
Common shareholders	$2,231	$2,293	$1,784	$8,680	$7,813
Non-controlling interests	29	29	29	115	112
TD BANK GROUP • FOURTH QUARTER 2016 • EARNINGS NEWS RELEASE	Page 5

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2016	2016	2015	2016	2015
Operating results – adjusted
Net interest income	$5,072	$4,924	$4,887	$19,923	$18,724
Non-interest income[1]	3,654	3,777	3,209	14,385	12,713
Total revenue	8,726	8,701	8,096	34,308	31,437
Provision for credit losses	548	556	509	2,330	1,683
Insurance claims and related expenses	585	692	637	2,462	2,500
Non-interest expenses[2]	4,784	4,577	4,480	18,496	17,076
Income before income taxes and equity in net income of an
investment in TD Ameritrade	2,809	2,876	2,470	11,020	10,178
Provision for income taxes[3]	572	597	417	2,226	1,862
Equity in net income of an investment in TD Ameritrade[4]	110	137	124	498	438
Net income – adjusted	2,347	2,416	2,177	9,292	8,754
Preferred dividends	43	36	26	141	99
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	2,304	2,380	2,151	9,151	8,655
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	29	29	29	115	112
Net income available to common shareholders – adjusted	2,275	2,351	2,122	9,036	8,543
Adjustments for items of note, net of income taxes
Amortization of intangibles[5]	(60)	(58)	(65)	(246)	(255)
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[6]	16	–	21	6	55
Impairment of goodwill, non-financial assets, and other charges[7]	–	–	–	(116)	–
Restructuring charges[8]	–	–	(243)	–	(471)
Charge related to the acquisition in U.S. strategic cards portfolio
and related integration costs[9]	–	–	(51)	–	(51)
Litigation and litigation-related charge(s)/reserve(s)[10]	–	–	–	–	(8)
Total adjustments for items of note	(44)	(58)	(338)	(356)	(730)
Net income available to common shareholders – reported	$2,231	$2,293	$1,784	$8,680	$7,813
1	Adjusted non-interest income excludes the following items of note: fourth quarter 2016 – $19 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, as explained in footnote 6; second quarter 2016 – $58 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio; first quarter 2016 – $46 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio; fourth quarter 2015 – $24 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio; $73 million difference of the transaction price over the fair value of the Nordstrom assets acquired, as explained in footnote 9; third quarter 2015 – $21 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio; second quarter 2015 – $17 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio.
2	Adjusted non-interest expenses excludes the following items of note: fourth quarter 2016 – $64 million amortization of intangibles, as explained in footnote 5; third quarter 2016 – $63 million amortization of intangibles; second quarter 2016 – $69 million amortization of intangibles; $111 million impairment of goodwill, certain intangibles, other non-financial assets, and other charges, as further explained in footnote 7; first quarter 2016 – $74 million amortization of intangibles; fourth quarter 2015 – $73 million amortization of intangibles; $349 million due to the initiatives to reduce costs, as explained in footnote 8; $9 million due to integration costs related to the Nordstrom transaction, as explained in footnote 9; third quarter 2015 – $70 million amortization of intangibles; $39 million recovery of litigation losses, as explained in footnote 10; second quarter 2015 – $73 million amortization of intangibles; $337 million due to the initiatives to reduce costs; $52 million of litigation charges, as explained in footnote 10; first quarter 2015 – $73 million amortization of intangibles.
3	For a reconciliation between reported and adjusted provision for income taxes, refer to the "Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes" table in the "Income Taxes" section of the MD&A.
4	Adjusted equity in net income of an investment in TD Ameritrade excludes the following items of note: fourth quarter 2016 – $16 million amortization of intangibles, as explained in footnote 5; third quarter 2016 – $16 million amortization of intangibles; second quarter 2016 – $17 million amortization of intangibles; first quarter 2016 – $16 million amortization of intangibles; fourth quarter 2015 – $16 million amortization of intangibles; third quarter 2015 – $15 million amortization of intangibles; second quarter 2015 – $16 million amortization of intangibles; first quarter 2015 – $14 million amortization of intangibles. These amounts were reported in the Corporate segment.
5	Amortization of intangibles relate to intangibles acquired as a result of asset acquisitions and business combinations. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
6	The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to the available-for-sale category effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period's earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
7	In the second quarter of 2016, the Bank recorded impairment losses on goodwill, certain intangibles, other non-financial assets and deferred tax assets, as well as other charges relating to the Direct Investing business in Europe that has been experiencing continued losses. These amounts are reported in the Corporate segment.
8	During 2015, the Bank commenced its restructuring review and recorded restructuring charges of $337 million ($228 million after tax) and $349 million ($243 million after tax) on a net basis, in the second quarter and fourth quarter of 2015, respectively. The restructuring initiatives were intended to reduce costs and manage expenses in a sustainable manner and to achieve greater operational efficiencies. These measures included process redesign and business restructuring, retail branch and real estate optimization, and organizational review. The restructuring charges have been recorded as an adjustment to net income within the Corporate segment.
9	On October 1, 2015, the Bank acquired substantially all of Nordstrom's existing U.S. Visa and private label consumer credit card portfolio and became the primary issuer of Nordstrom credit cards in the U.S. The transaction was treated as an asset acquisition and the difference on the date of acquisition of the transaction price over the fair value of assets acquired has been recorded in Non-interest income. In addition, the Bank incurred set-up, conversion and other one-time costs related to integration of the acquired cards and related program agreement. These amounts are included as an item of note in the U.S. Retail segment.
10	As a result of an adverse judgment and evaluation of certain other developments and exposures in the U.S. in 2015, the Bank took prudent steps to reassess its litigation provision. Having considered these factors, including related or analogous cases, the Bank determined, in accordance with applicable accounting standards, that an increase of $52 million ($32 million after tax) to the Bank's litigation provision was required in the second quarter of 2015. During the third quarter of 2015, distributions of $39 million ($24 million after tax) were received by the Bank as a result of previous settlements reached on certain matters in the U.S., whereby the Bank was assigned the right to these distributions, if and when made available.
TD BANK GROUP • FOURTH QUARTER 2016 • EARNINGS NEWS RELEASE	Page 6

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended		For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2016	2016	2015	2016	2015
Basic earnings per share – reported	$1.20	$1.24	$0.96	$4.68	$4.22
Adjustments for items of note[2]	0.03	0.03	0.19	0.20	0.40
Basic earnings per share – adjusted	$1.23	$1.27	$1.15	$4.88	$4.62

Diluted earnings per share – reported	$1.20	$1.24	$0.96	$4.67	$4.21
Adjustments for items of note[2]	0.02	0.03	0.18	0.20	0.40
Diluted earnings per share – adjusted	$1.22	$1.27	$1.14	$4.87	$4.61
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

TABLE 5: NON-GAAP FINANCIAL MEASURES – Reconciliation of Reported to Adjusted Provision for Income Taxes
(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2016	2016	2015	2016	2015
Provision for income taxes – reported	$555	$576	$259	$2,143	$1,523
Adjustments for items of note: Recovery of (provision for)
income taxes[1,2]
Amortization of intangibles	20	21	24	89	95
Fair value of derivatives hedging the reclassified
available-for-sale securities portfolio	(3)	–	(3)	(1)	(7)
Impairment of goodwill, non-financial assets, and other charges	–	–	–	(5)	–
Restructuring charges	–	–	106	–	215
Charge related to the acquisition in U.S. strategic cards
portfolio and related integration costs	–	–	31	–	31
Litigation and litigation-related charge(s)/reserve(s)	–	–	–	–	5
Total adjustments for items of note	17	21	158	83	339
Provision for income taxes – adjusted	$572	$597	$417	$2,226	$1,862
Effective income tax rate – adjusted[3]	20.4%	20.8%	16.9%	20.2%	18.3%
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	The tax effect for each item of note is calculated using the statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. The capital allocated to the business segments is based on 9% Common Equity Tier 1 (CET1) Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended		For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2016	2016	2015	2016	2015
Average common equity	$66,769	$64,595	$62,157	$65,121	$58,178
Net income available to common shareholders – reported	2,231	2,293	1,784	8,680	7,813
Items of note, net of income taxes[1]	44	58	338	356	730
Net income available to common shareholders – adjusted	2,275	2,351	2,122	9,036	8,543
Return on common equity – reported	13.3%	14.1%	11.4%	13.3%	13.4%
Return on common equity – adjusted	13.6	14.5	13.5	13.9	14.7
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

SIGNIFICANT EVENTS IN 2016

Announced Acquisition of Scottrade Bank

On October 24, 2016, the Bank announced an agreement to acquire Scottrade Bank, a federal savings bank wholly-owned by Scottrade Financial Services, Inc. (Scottrade), for cash consideration equal to the tangible book value of Scottrade Bank at closing, subject to certain adjustments. As of September 30, 2016, Scottrade Bank's tangible book value was approximately US$1.3 billion. TD Ameritrade also announced an agreement to acquire Scottrade for cash and TD Ameritrade shares. Subject to completion of the acquisitions, TD and TD Ameritrade have agreed that TD will accept sweep deposits from Scottrade clients. Pursuant to its preemptive rights and subject to any required regulatory approval, the Bank intends to concurrently purchase US$400 million in new common equity from TD Ameritrade in connection with the proposed transaction. As a result, the Bank's anticipated pro forma common stock ownership in TD Ameritrade is expected to be approximately 41.4%.

The transaction is subject to the concurrent closing of the TD Ameritrade/Scottrade transaction as well as receipt of regulatory approvals and other customary closing conditions, and is expected to close in the second half of fiscal 2017. The results of the acquired business will be consolidated from the date of close and will be included in the U.S. Retail segment.

TD BANK GROUP • FOURTH QUARTER 2016 • EARNINGS NEWS RELEASE	Page 7

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. retail and commercial banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the 2016 MD&A, and Note 1 of the Bank's Consolidated Financial Statements for the year ended October 31, 2016. For information concerning the Bank's measure of adjusted return on average common equity, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

Effective the first quarter of 2016, the presentation of the U.S. strategic cards portfolio revenues, provision for credit losses (PCL), and expenses in the U.S. Retail segment includes only the Bank's agreed portion of the U.S. strategic cards portfolio, while the Corporate segment includes the retailer program partners' share. Certain comparative amounts have been recast to conform with this revised presentation. There was no impact on the net income of the segments or on the presentation of gross and net results in the Bank's Consolidated Statement of Income.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking's results are reversed in the Corporate segment. The TEB adjustment for the quarter was $86 million, compared with $95 million in the fourth quarter last year, and $79 million in the prior quarter.

TABLE 7: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)		For the three months ended
	October 31	July 31	October 31
	2016	2016	2015
Net interest income	$2,551	$2,519	$2,497
Non-interest income	2,599	2,622	2,500
Total revenue	5,150	5,141	4,997
Provision for credit losses	263	258	221
Insurance claims and related expenses	585	692	637
Non-interest expenses	2,250	2,133	2,143
Net income	$1,502	$1,509	$1,496

Selected volumes and ratios
Return on common equity	41.5%	41.9%	42.3%
Margin on average earning assets (including securitized assets)	2.78	2.79	2.84
Efficiency ratio	43.7	41.5	42.9
Assets under administration (billions of Canadian dollars)	$345	$337	$310
Assets under management (billions of Canadian dollars)	268	265	245
Number of Canadian retail branches	1,156	1,152	1,165
Average number of full-time equivalent staff	39,149	38,852	38,782

Quarterly comparison – Q4 2016 vs. Q4 2015

Canadian Retail net income for the quarter was $1,502 million, an increase of $6 million compared with the fourth quarter last year. The increase in earnings reflects revenue growth and lower insurance claims, largely offset by higher non-interest expenses, the impact of a higher effective tax rate and higher PCL. The annualized ROE for the quarter was 41.5%, compared with 42.3% in the fourth quarter last year.

Canadian Retail revenue is derived from the Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $5,150 million, an increase of $153 million, or 3%, compared with the fourth quarter last year. Net interest income increased $54 million, or 2%, reflecting loan and deposit volume growth, partially offset by lower margins. Non-interest income increased $99 million, or 4%, reflecting wealth asset growth, higher fee-based revenue in personal and commercial banking, and changes in the fair value of investments supporting claims liabilities, partially offset by lower insurance premiums. Margin on average earning assets was 2.78%, a 6 basis points (bps) decrease, reflecting the low interest rate environment and competitive pricing.

Average loan volumes increased $17 billion, or 5%, compared with the fourth quarter last year, reflecting 4% growth in personal loan volumes and 10% growth in business loan volumes. Average deposit volumes increased $26 billion, or 10%, compared with the fourth quarter last year, reflecting 7% growth in personal deposit volumes, 13% growth in business deposit volumes and 19% growth in wealth deposit volumes.

Assets under administration (AUA) were $345 billion as at October 31, 2016, an increase of $35 billion, or 11%, and assets under management (AUM) were $268 billion as at October 31, 2016, an increase of $23 billion, or 9%, compared with the fourth quarter of last year, both reflecting new asset growth and increases in market value.

PCL for the quarter was $263 million, an increase of $42 million, or 19%, compared with the fourth quarter last year. Personal banking PCL was $245 million, an increase of $17 million, or 7%, reflecting higher provisions in the auto lending portfolio in the current quarter. Business banking PCL was $18 million, an increase of $25 million, primarily reflecting higher commercial recoveries in the prior year. Annualized PCL as a percentage of credit volume was 0.28%, or an increase of 3 bps. Net impaired loans were $705 million, a decrease of $10 million, or 1%. Net impaired loans as a percentage of total loans were 0.19%, compared with 0.20% as at October 31, 2015.

Insurance claims and related expenses for the quarter were $585 million, a decrease of $52 million, or 8%, compared with the fourth quarter last year, reflecting more favourable prior years' claims development, less severe weather conditions and a change in mix of reinsurance contracts, partially offset by unfavourable current year claims experience and changes in the fair value of investments supporting claims liabilities.

Non-interest expenses for the quarter were $2,250 million, an increase of $107 million, or 5%, compared with the fourth quarter last year. The increase reflects business growth, higher investment in technology and higher employee-related expenses including revenue-based variable expenses in the wealth business, partially offset by productivity savings.

The efficiency ratio for the quarter was 43.7%, compared with 42.9% in the fourth quarter last year.

TD BANK GROUP • FOURTH QUARTER 2016 • EARNINGS NEWS RELEASE	Page 8

Quarterly comparison – Q4 2016 vs. Q3 2016

Canadian Retail net income for the quarter decreased $7 million compared with the prior quarter. The decrease in earnings reflects higher non-interest expenses, mostly offset by lower insurance claims. The annualized ROE for the quarter was 41.5%, compared with 41.9% in the prior quarter.

Revenue increased $9 million compared with the prior quarter. Net interest income increased $32 million, or 1%, reflecting loan and deposit volume growth, partially offset by lower margins. Non-interest income decreased $23 million, or 1%, reflecting changes in the fair value of investments supporting claims liabilities, partially offset by wealth asset growth. Margin on average earning assets was 2.78%, or a 1 bp decrease.

Average loan volumes increased $5 billion, or 1%, compared with the prior quarter, reflecting 1% growth in personal loan volumes and 2% growth in business loan volumes. Average deposit volumes increased $10 billion, or 4%, compared with the prior quarter, reflecting 2% growth in personal deposit volumes, 6% growth in business deposit volumes and 6% growth in wealth deposit volumes.

AUA were $345 billion as at October 31, 2016, an increase of $8 billion, or 2%, and AUM were $268 billion as at October 31, 2016, an increase of $3 billion, or 1%, compared with the prior quarter, both reflecting new asset growth and increases in market value.

PCL for the quarter increased $5 million, or 2%, compared with the prior quarter. Personal banking PCL for the quarter decreased $3 million, or 1%, reflecting lower provisions in the auto lending portfolio in the current quarter. Business banking PCL increased $8 million. Annualized PCL as a percentage of credit volume was 0.28%, or flat. Net impaired loans decreased $27 million, or 4%. Net impaired loans as a percentage of total loans were 0.19%, compared with 0.20% as at July 31, 2016.

Insurance claims and related expenses for the quarter decreased $107 million, or 15%, compared with the prior quarter reflecting less severe weather conditions, changes in the fair value of investments supporting claims liabilities and more favourable prior years' claims development, partially offset by unfavourable current year claims experience.

Non-interest expenses increased $117 million, or 5%, reflecting business growth, higher investment in technology and higher employee-related expenses including revenue-based variable expenses in the wealth business.

The efficiency ratio for the quarter was 43.7%, compared with 41.5% in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2016 • EARNINGS NEWS RELEASE	Page 9

TABLE 8: U.S. RETAIL[1]
(millions of dollars, except as noted)		For the three months ended
	October 31	July 31	October 31
Canadian Dollars	2016	2016	2015
Net interest income	$1,832	$1,755	$1,658
Non-interest income	592	591	492
Total revenue – reported	2,424	2,346	2,150
Total revenue – adjusted	2,424	2,346	2,223
Provision for credit losses	193	168	174
Non-interest expenses – reported	1,499	1,372	1,442
Non-interest expenses – adjusted	1,499	1,372	1,433
U.S. Retail Bank net income – reported[2]	608	663	486
Adjustments for items of note, net of income taxes[3]
Charge related to the acquisition in U.S. strategic
cards portfolio and related integration costs	–	–	51
U.S. Retail Bank net income – adjusted[2]	608	663	537
Equity in net income of an investment in TD Ameritrade	93	125	109
Net income – adjusted	$701	$788	$646
Net income – reported	701	788	595

U.S. Dollars
Net interest income	$1,396	$1,354	$1,260
Non-interest income	452	456	373
Total revenue – reported	1,848	1,810	1,633
Total revenue – adjusted	1,848	1,810	1,689
Provision for credit losses	146	130	133
Non-interest expenses – reported	1,142	1,058	1,096
Non-interest expenses – adjusted	1,142	1,058	1,089
U.S. Retail Bank net income – reported[2]	465	512	368
Adjustments for items of note, net of income taxes[3]
Charge related to the acquisition in U.S. strategic
cards portfolio and related integration costs	–	–	39
U.S. Retail Bank net income – adjusted[2]	465	512	407
Equity in net income of an investment in TD Ameritrade	71	97	84
Net income – adjusted	$536	$609	$491
Net income – reported	536	609	452

Selected volumes and ratios
Return on common equity – reported	8.3%	9.5%	7.1%
Return on common equity – adjusted	8.3	9.5	7.8
Margin on average earning assets[4]	3.13	3.14	3.08
Efficiency ratio – reported	61.8	58.5	67.1
Efficiency ratio – adjusted	61.8	58.5	64.5
Assets under administration (billions of U.S. dollars)	$13	$13	$12
Assets under management (billions of U.S. dollars)[5]	63	71	77
Number of U.S. retail stores	1,278	1,267	1,298
Average number of full-time equivalent staff	26,103	25,998	25,250
1	Certain comparative amounts and ratios have been recast to conform with the revised presentation, which includes only the Bank's agreed portion of revenue, PCL, and expenses for the U.S. strategic cards portfolio and was adopted in the first quarter of 2016. For further details, refer to the "How our Businesses Performed" section of this document.
2	Before the equity in net income of the Bank's investment in TD Ameritrade.
3	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
4	The margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA) and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.
5	On August 30, 2016, a sub-advisory agreement with respect to $14 billion in assets was terminated, of which $3 billion were withdrawn before October 31, 2016, with the remainder to be completed by December 8, 2016. The revenue and net income associated with the terminated sub-advisory agreement is not significant to the wealth business in U.S. Retail.

Quarterly comparison – Q4 2016 vs. Q4 2015

U.S. Retail net income for the quarter was $701 million (US$536 million), which included net income of $608 million (US$465 million) from the U.S. Retail Bank and $93 million (US$71 million) from the Bank's investment in TD Ameritrade. U.S. Retail reported earnings increased US$84 million, or 19%, compared with the fourth quarter last year, while adjusted earnings were up US$45 million, or 9%. U.S. Retail Canadian dollar reported earnings were up $106 million, or 18% and adjusted earnings were up $55 million, or 9%. The reported and adjusted annualized ROE for the quarter was 8.3%, compared with 7.1% and 7.8%, respectively, in the fourth quarter last year.

The contribution from TD Ameritrade of US$71 million was down US$13 million, or 15% compared with the fourth quarter last year, primarily due to reduced trading volumes and higher operating expenses, partially offset by higher asset-based revenue and favourable tax items.

U.S. Retail Bank reported net income for the quarter increased US$97 million, or 26%, compared with the fourth quarter last year, due to higher loan and deposit volumes, fee income growth and a charge related to an acquisition in the strategic cards portfolio in the same period last year, partially offset by higher expenses. U.S. Retail Bank adjusted net income increased US$58 million, or 14%.

U.S. Retail Bank revenue is derived from personal and business banking, wealth management services, and investments. Revenue for the quarter was US$1,848 million. Reported revenue increased US$215 million, or 13%, compared with the fourth quarter last year, while adjusted revenue increased US$159 million, or 9%. Net interest income increased US$136 million, or 11%, reflecting higher loan and deposit volumes and higher deposit margins, partially offset by loan margin compression. Margin on average earning assets was 3.13%, a 5 bps increase, primarily due to higher deposit margins, the December 2015 Fed rate increase (the "rate increase"), and favourable balance sheet mix, partially offset by lower loan margins. Reported non-interest income increased US$79 million, or 21%, reflecting customer account growth, and the positive impact from an acquisition in the strategic cards portfolio, partially offset by unfavourable hedging impact. Adjusted non-interest income increased US$23 million, or 5%.

TD BANK GROUP • FOURTH QUARTER 2016 • EARNINGS NEWS RELEASE	Page 10

Excluding an acquisition in the strategic cards portfolio, average loan volumes increased US$12 billion, or 9%, compared with the fourth quarter last year due to growth in business and personal loans of 14% and 4%, respectively. Average deposit volumes increased US$20 billion, or 9%, reflecting 6% growth in business deposit volumes, 9% growth in personal deposit volumes and a 12% increase in sweep deposit volume from TD Ameritrade.

AUA were US$13 billion as at October 31, 2016, an increase of 11%, compared with the fourth quarter last year, primarily due to an increase in private banking balances. AUM were US$63 billion as at October 31, 2016, a decrease of 17%, primarily due to net outflows from institutional accounts.

PCL for the quarter was US$146 million, an increase of US$13 million, or 10%, compared with the fourth quarter last year. Personal banking PCL was US$105 million, a decrease of US$14 million, or 12%, primarily related to release of South Carolina flooding reserve. Business banking PCL was US$40 million, a US$4 million increase, or 11%. PCL associated with debt securities classified as loans was US$1 million, an increase of US$23 million, due to a recovery in the same period last year. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.5 billion, an increase of US$10 million, or 1%. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans were 1% as at October 31, 2016, a decrease of 8 bps compared with last year. Net impaired debt securities classified as loans were US$641 million, a decrease of US$157 million, or 20%.

Non-interest expenses for the quarter were US$1,142 million. Reported non-interest expenses increased US$46 million, or 4%, compared with the fourth quarter last year, primarily due to business initiatives including store optimization, volume growth, investments in front line employees and additional charges by the Federal Deposit Insurance Corporation, partially offset by productivity savings. Adjusted non-interest expenses increased US$53 million, or 5%.

The reported and adjusted efficiency ratios for the quarter were 61.8%, compared with 67.1% and 64.5%, respectively, in the fourth quarter last year.

Quarterly comparison – Q4 2016 vs. Q3 2016

U.S. Retail earnings decreased US$73 million, or 12%, compared with the prior quarter. U.S. Retail Canadian dollar earnings decreased $87 million, or 11%. The annualized ROE for the quarter was 8.3%, compared to 9.5% in the prior quarter.

The contribution from TD Ameritrade decreased US$26 million, or 27%, compared with the prior quarter, primarily due to higher operating expenses, lower trading volumes and a favourable tax item in the prior quarter.

U.S. Retail Bank net income for the quarter decreased US$47 million, or 9%, compared with the prior quarter, due to higher expenses and PCL, partially offset by higher revenue.

Revenue for the quarter increased US$38 million, or 2%, compared with the prior quarter. Net interest income increased US$42 million, or 3%, primarily due to higher loan and deposit volumes. Margin on average earning assets was 3.13%, a 1bp decrease compared with the prior quarter. Non-interest income decreased US$4 million, or 1%, reflecting unfavourable hedging impact, partially offset by growth in consumer deposit fees.

Average loan volumes increased 2% compared with the prior quarter, due to growth in business and personal banking. Average deposit volumes increased US$9 billion, or 4%, primarily due to 5% growth in business deposit volumes and 6% growth in sweep deposit volume from TD Ameritrade.

AUA were US$13 billion as at October 31, 2016, an increase of 5%, compared with the prior quarter. AUM were US$63 billion as at October 31, 2016, a decrease of 11%, primarily due to net outflows from institutional accounts.

PCL for the quarter increased US$16 million, or 12%, compared with the prior quarter. Personal banking PCL was US$105 million, an increase of US$25 million, or 31%, reflecting seasonality in the auto lending and credit card portfolios. Business banking PCL was US$40 million, a decrease of US$9 million, primarily related to release of South Carolina flooding reserve. PCL associated with debt securities classified as loans was US$1 million, flat compared with the prior quarter. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.5 billion, flat compared with the prior quarter. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans decreased 3 bps compared to the prior quarter. Net impaired debt securities classified as loans decreased US$32 million, or 5%.

Non-interest expenses for the quarter increased US$84 million, or 8%, compared with the prior quarter, primarily due to business initiatives, employee costs, seasonal increase in regulatory fees and additional charges by the Federal Deposit Insurance Corporation.

The efficiency ratio for the quarter was 61.8%, compared with 58.5% in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2016 • EARNINGS NEWS RELEASE	Page 11

TABLE 9: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended
	October 31	July 31	October 31
	2016	2016	2015
Net interest income (TEB)	$396	$390	$550
Non-interest income	345	469	116
Total revenue	741	859	666
Provision for credit losses	1	11	14
Non-interest expenses	432	437	390
Net income	$238	$302	$196

Selected volumes and ratios
Trading-related revenue	$380	$447	$316
Gross drawn (billions of Canadian dollars)[1]	20.7	20.6	16.1
Return on common equity	16.1%	20.4%	13.0%
Efficiency ratio	58.3	50.9	58.6
Average number of full-time equivalent staff	3,893	3,808	3,741
1	Includes gross loans and bankers' acceptances, excluding letters of credit, cash collateral, credit default swaps, and reserves for the corporate lending business.

Quarterly comparison – Q4 2016 vs. Q4 2015

Wholesale Banking net income for the quarter was $238 million, an increase of $42 million, or 21%, compared with the fourth quarter last year reflecting higher revenue, lower PCL and a lower effective tax rate, partially offset by higher non-interest expenses. The annualized ROE for the quarter was 16.1%, compared with 13.0% in the fourth quarter last year.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $741 million, an increase of $75 million, or 11%, compared with the fourth quarter last year reflecting higher origination activity in debt and equity capital markets and higher fixed income trading, partially offset by lower equity trading and advisory fees.

PCL for the quarter was $1 million consisting primarily of the accrual cost of credit protection. PCL in the prior year reflected specific provisions in the oil and gas sector.

Non-interest expenses were $432 million, an increase of $42 million, or 11%, compared with the fourth quarter last year, reflecting higher variable compensation, higher operating expenses and the unfavourable impact of foreign exchange translation.

Quarterly comparison – Q4 2016 vs. Q3 2016

Wholesale Banking net income for the quarter decreased $64 million, or 21%, compared with the prior quarter reflecting lower revenue, partially offset by lower PCL, lower non-interest expenses and a lower effective tax rate. The annualized ROE for the quarter was 16.1%, compared with 20.4% in the prior quarter.

Revenue for the quarter decreased $118 million, or 14%, compared with the prior quarter reflecting lower equity underwriting fees and lower fixed income trading.

PCL for the quarter was $1 million consisting primarily of the accrual cost of credit protection. PCL in the prior quarter reflected specific provisions in the oil and gas sector.

TD BANK GROUP • FOURTH QUARTER 2016 • EARNINGS NEWS RELEASE	Page 12

TABLE 10: CORPORATE
(millions of Canadian dollars)	For the three months ended
	October 31	July 31	October 31
	2016	2016	2015
Net income (loss) – reported	$(138)	$(241)	$(448)
Adjustments for items of note[1]
Amortization of intangibles	60	58	65
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	(16)	–	(21)
Restructuring charges	–	–	243
Total adjustments for items of note	44	58	287
Net income (loss) – adjusted	$(94)	$(183)	$(161)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(215)	$(222)	$(192)
Other	92	10	2
Non-controlling interests	29	29	29
Net income (loss) – adjusted	$(94)	$(183)	$(161)

Selected volumes
Average number of full-time equivalent staff	13,830	13,320	12,781
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q4 2016 vs. Q4 2015

Corporate segment's reported net loss for the quarter was $138 million, compared with a reported net loss of $448 million in the fourth quarter last year. Reported net loss decreased due to restructuring charges of $243 million after tax in the fourth quarter last year and higher contribution from Other Items, partially offset by higher net corporate expenses. Other items included higher revenue from treasury and balance sheet management activities, favourable impact of tax items recognized in the current quarter, and provisions for incurred but not identified credit losses recognized in the fourth quarter last year. Net corporate expenses increased due to ongoing investments in enterprise and regulatory projects. Adjusted net loss was $94 million, compared with an adjusted net loss of $161 million in the fourth quarter last year.

Quarterly comparison – Q4 2016 vs. Q3 2016

Corporate segment's reported net loss for the quarter was $138 million, compared with a reported net loss of $241 million in the prior quarter. Reported net loss decreased primarily due to higher contribution from Other Items and gains related to the fair value of derivatives hedging the reclassified available-for-sale securities portfolio recognized in the current quarter. Other items included higher revenue from treasury and balance sheet management activities, favourable impact of tax items recognized in the current quarter, and provisions for incurred but not identified credit losses recognized in the prior quarter. Adjusted net loss was $94 million, compared with an adjusted net loss of $183 million in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2016 • EARNINGS NEWS RELEASE	Page 13

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars)		As at
	October 31	October 31
	2016	2015
ASSETS
Cash and due from banks	$3,907	$3,154
Interest-bearing deposits with banks	53,714	42,483
	57,621	45,637
Trading loans, securities, and other	99,257	95,157
Derivatives	72,242	69,438
Financial assets designated at fair value through profit or loss	4,283	4,378
Available-for-sale securities	107,571	88,782
	283,353	257,755
Held-to-maturity securities	84,395	74,450
Securities purchased under reverse repurchase agreements	86,052	97,364
Loans
Residential mortgages	217,336	212,373
Consumer instalment and other personal	144,531	135,471
Credit card	31,914	30,215
Business and government	194,074	167,529
Debt securities classified as loans	1,674	2,187
	589,529	547,775
Allowance for loan losses	(3,873)	(3,434)
Loans, net of allowance for loan losses	585,656	544,341
Other
Customers' liability under acceptances	15,706	16,646
Investment in TD Ameritrade	7,091	6,683
Goodwill	16,662	16,337
Other intangibles	2,639	2,671
Land, buildings, equipment, and other depreciable assets	5,482	5,314
Deferred tax assets	2,084	1,931
Amounts receivable from brokers, dealers, and clients	17,436	21,996
Other assets	12,790	13,248
	79,890	84,826
Total assets	$1,176,967	$1,104,373
LIABILITIES
Trading deposits	$79,786	$74,759
Derivatives	65,425	57,218
Securitization liabilities at fair value	12,490	10,986
Other financial liabilities designated at fair value through profit or loss	190	1,415
	157,891	144,378
Deposits
Personal	439,232	395,818
Banks	17,201	17,080
Business and government	317,227	282,678
	773,660	695,576
Other
Acceptances	15,706	16,646
Obligations related to securities sold short	33,115	38,803
Obligations related to securities sold under repurchase agreements	48,973	67,156
Securitization liabilities at amortized cost	17,918	22,743
Amounts payable to brokers, dealers, and clients	17,857	22,664
Insurance-related liabilities	7,046	6,519
Other liabilities	19,696	14,223
	160,311	188,754
Subordinated notes and debentures	10,891	8,637
Total liabilities	1,102,753	1,037,345
EQUITY
Common shares	20,711	20,294
Preferred shares	4,400	2,700
Treasury shares – common	(31)	(49)
Treasury shares – preferred	(5)	(3)
Contributed surplus	203	214
Retained earnings	35,452	32,053
Accumulated other comprehensive income (loss)	11,834	10,209
	72,564	65,418
Non-controlling interests in subsidiaries	1,650	1,610
Total equity	74,214	67,028
Total liabilities and equity	$1,176,967	$1,104,373
TD BANK GROUP • FOURTH QUARTER 2016 • EARNINGS NEWS RELEASE	Page 14

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the twelve months ended
	October 31	October 31	October 31	October 31
	2016	2015	2016	2015
Interest income
Loans	$5,589	$5,159	$21,751	$20,319
Securities
Interest	978	880	3,672	3,155
Dividends	241	256	912	1,214
Deposits with banks	68	34	225	142
	6,876	6,329	26,560	24,830
Interest expense
Deposits	1,340	1,023	4,758	4,242
Securitization liabilities	103	130	452	593
Subordinated notes and debentures	107	103	395	390
Other	254	186	1,032	881
	1,804	1,442	6,637	6,106
Net interest income	5,072	4,887	19,923	18,724
Non-interest income
Investment and securities services	1,064	944	4,143	3,833
Credit fees	268	254	1,048	925
Net securities gain (loss)	28	11	54	79
Trading income (loss)	83	(99)	395	(223)
Service charges	656	638	2,571	2,376
Card services	582	480	2,313	1,766
Insurance revenue	945	977	3,796	3,758
Other income (loss)	47	(45)	72	188
	3,673	3,160	14,392	12,702
Total revenue	8,745	8,047	34,315	31,426
Provision for credit losses	548	509	2,330	1,683
Insurance claims and related expenses	585	637	2,462	2,500
Non-interest expenses
Salaries and employee benefits	2,321	2,230	9,298	9,043
Occupancy, including depreciation	481	447	1,825	1,719
Equipment, including depreciation	239	234	944	892
Amortization of other intangibles	182	171	708	662
Marketing and business development	198	198	743	728
Restructuring charges	1	349	(18)	686
Brokerage-related fees	78	77	316	324
Professional and advisory services	379	305	1,232	1,032
Other	969	900	3,829	2,987
	4,848	4,911	18,877	18,073
Income before income taxes and equity in net income of an investment in TD Ameritrade	2,764	1,990	10,646	9,170
Provision for (recovery of) income taxes	555	259	2,143	1,523
Equity in net income of an investment in TD Ameritrade	94	108	433	377
Net income	2,303	1,839	8,936	8,024
Preferred dividends	43	26	141	99
Net income available to common shareholders and non-controlling interests
in subsidiaries	$2,260	$1,813	$8,795	$7,925
Attributable to:
Common shareholders	$2,231	$1,784	$8,680	$7,813
Non-controlling interests in subsidiaries	29	29	115	112
Earnings per share (dollars)
Basic	$1.20	$0.96	$4.68	$4.22
Diluted	1.20	0.96	4.67	4.21
Dividends per share (dollars)	0.55	0.51	2.16	2.00

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • FOURTH QUARTER 2016 • EARNINGS NEWS RELEASE	Page 15

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31	October 31	October 31	October 31
	2016	2015	2016	2015
Net income	$2,303	$1,839	$8,936	$8,024
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Change in unrealized gains (losses) on available-for-sale securities[1]	39	(384)	274	(464)
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities[2]	(13)	(40)	(56)	(93)
Net change in unrealized foreign currency translation gains (losses) on investments in
foreign operations	1,639	(55)	1,290	8,090
Reclassification to earnings of net losses (gains) on investments in foreign operations[3]	–	–	–	–
Net foreign currency translation gains (losses) from hedging activities[4]	(349)	36	34	(2,764)
Reclassification to earnings of net losses (gains) on hedges of investments in foreign
operations[5]	–	–	–	–
Change in net gains (losses) on derivatives designated as cash flow hedges[6]	591	(65)	835	4,805
Reclassification to earnings of net losses (gains) on cash flow hedges[7]	(1,110)	240	(752)	(4,301)
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans[8]	(139)	450	(882)	400
	658	182	743	5,673
Comprehensive income (loss) for the period	$2,961	$2,021	$9,679	$13,697
Attributable to:
Common shareholders	$2,889	$1,966	$9,423	$13,486
Preferred shareholders	43	26	141	99
Non-controlling interests in subsidiaries	29	29	115	112
1	Net of income tax provision of $25 million for the three months ended October 31, 2016 (three months ended October 31, 2015 – net of income tax recovery of $214 million). Net of income tax provision of $125 million for the twelve months ended October 31, 2016 (twelve months ended October 31, 2015 – net of income tax recovery of $210 million).
2	Net of income tax provision of $12 million for the three months ended October 31, 2016 (three months ended October 31, 2015 – net of income tax provision of $13 million). Net of income tax provision of $32 million for the twelve months ended October 31, 2016 (twelve months ended October 31, 2015 – net of income tax provision of $78 million).
3	Net of income tax provision of nil for the three months ended October 31, 2016 (three months ended October 31, 2015 – income tax provision of nil). Net of income tax provision of nil for the twelve months ended October 31, 2016 (twelve months ended October 31, 2015 – income tax provision of nil).
4	Net of income tax recovery of $126 million for the three months ended October 31, 2016 (three months ended October 31, 2015 – income tax provision of $10 million). Net of income tax provision of $9 million for the twelve months ended October 31, 2016 (twelve months ended October 31, 2015 – income tax recovery of $985 million).
5	Net of income tax provision of nil for the three months ended October 31, 2016 (three months ended October 31, 2015 – income tax provision of nil). Net of income tax provision of nil for the twelve months ended October 31, 2016 (twelve months ended October 31, 2015 – income tax provision of nil).
6	Net of income tax provision of $375 million for the three months ended October 31, 2016 (three months ended October 31, 2015 – income tax recovery of $44 million). Net of income tax provision of $599 million for the twelve months ended October 31, 2016 (twelve months ended October 31, 2015 – net of income tax provision of $2,926 million).
7	Net of income tax provision of $624 million for the three months ended October 31, 2016 (three months ended October 31, 2015 – net of income tax recovery of $146 million). Net of income tax provision of $533 million for the twelve months ended October 31, 2016 (twelve months ended October 31, 2015 – net of income tax provision of $2,744 million).
8	Net of income tax recovery of $71 million for the three months ended October 31, 2016 (three months ended October 31, 2015 – net of income tax provision of $169 million). Net of income tax recovery of $340 million for the twelve months ended October 31, 2016 (twelve months ended October 31, 2015 – net of income tax provision of $147 million).
TD BANK GROUP • FOURTH QUARTER 2016 • EARNINGS NEWS RELEASE	Page 16

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31	October 31	October 31	October 31
	2016	2015	2016	2015
Common shares
Balance at beginning of period	$20,597	$20,180	$20,294	$19,811
Proceeds from shares issued on exercise of stock options	30	32	186	128
Shares issued as a result of dividend reinvestment plan	84	82	335	355
Purchase of shares for cancellation	–	–	(104)	–
Balance at end of period	20,711	20,294	20,711	20,294
Preferred shares
Balance at beginning of period	3,400	2,700	2,700	2,200
Issue of shares	1,000	–	1,700	1,200
Redemption of shares	–	–	–	(700)
Balance at end of period	4,400	2,700	4,400	2,700
Treasury shares – common
Balance at beginning of period	(42)	(17)	(49)	(54)
Purchase of shares	(1,361)	(1,146)	(5,769)	(5,269)
Sale of shares	1,372	1,114	5,787	5,274
Balance at end of period	(31)	(49)	(31)	(49)
Treasury shares – preferred
Balance at beginning of period	(5)	(4)	(3)	(1)
Purchase of shares	(58)	(9)	(115)	(244)
Sale of shares	58	10	113	242
Balance at end of period	(5)	(3)	(5)	(3)
Contributed surplus
Balance at beginning of period	197	226	214	205
Net premium (discount) on sale of treasury shares	10	(4)	26	25
Issuance of stock options, net of options exercised	(1)	(1)	(28)	–
Other	(3)	(7)	(9)	(16)
Balance at end of period	203	214	203	214
Retained earnings
Balance at beginning of period	34,387	30,764	32,053	27,585
Net income attributable to shareholders	2,274	1,810	8,821	7,912
Common dividends	(1,019)	(945)	(4,002)	(3,700)
Preferred dividends	(43)	(26)	(141)	(99)
Share issue expenses and others	(8)	–	(14)	(28)
Net premium on repurchase of common shares and redemption of preferred shares	–	–	(383)	(17)
Actuarial gains (losses) on employee benefit plans	(139)	450	(882)	400
Balance at end of period	35,452	32,053	35,452	32,053
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of period	273	505	81	638
Other comprehensive income (loss)	26	(424)	218	(557)
Balance at end of period	299	81	299	81
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	8,389	8,374	8,355	3,029
Other comprehensive income (loss)	1,290	(19)	1,324	5,326
Balance at end of period	9,679	8,355	9,679	8,355
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	2,375	1,598	1,773	1,269
Other comprehensive income (loss)	(519)	175	83	504
Balance at end of period	1,856	1,773	1,856	1,773
Total	11,834	10,209	11,834	10,209
Non-controlling interests in subsidiaries
Balance at beginning of period	1,633	1,639	1,610	1,549
Net income attributable to non-controlling interests in subsidiaries	29	29	115	112
Other	(12)	(58)	(75)	(51)
Balance at end of period	1,650	1,610	1,650	1,610
Total equity	$74,214	$67,028	$74,214	$67,028

TD BANK GROUP • FOURTH QUARTER 2016 • EARNINGS NEWS RELEASE	Page 17

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31	October 31	October 31	October 31
	2016	2015	2016	2015
Cash flows from (used in) operating activities
Net income before income taxes	$2,858	$2,098	$11,079	$9,547
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses	548	509	2,330	1,683
Depreciation	168	149	629	588
Amortization of other intangibles	182	171	708	662
Net securities losses (gains)	(28)	(11)	(54)	(79)
Equity in net income of an investment in TD Ameritrade	(94)	(108)	(433)	(377)
Deferred taxes	83	(92)	103	(352)
Changes in operating assets and liabilities
Interest receivable and payable	10	(99)	7	(294)
Securities sold short	(11,449)	4,467	(5,688)	(662)
Trading loans and securities	3,677	13,315	(4,100)	6,016
Loans net of securitization and sales	(14,693)	(13,634)	(44,351)	(63,947)
Deposits	22,226	3,630	81,885	108,446
Derivatives	1,321	(284)	5,403	(7,633)
Financial assets and liabilities designated at fair value through profit or loss	51	(367)	96	371
Securitization liabilities	(1,050)	(113)	(3,321)	(2,429)
Other	(2,718)	1,422	(168)	(16,267)
Net cash from (used in) operating activities	1,092	11,053	44,125	35,273
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	(9,789)	(6,871)	(18,183)	14,044
Issue of subordinated notes and debentures	2,012	1,000	3,262	2,500
Redemption of subordinated notes and debentures	–	(800)	(1,000)	(1,675)
Common shares issued	26	27	152	108
Preferred shares issued	992	–	1,686	1,184
Repurchase of common shares	–	–	(487)	–
Redemption of preferred shares	–	–	–	(717)
Sale of treasury shares	1,440	1,120	5,926	5,541
Purchase of treasury shares	(1,419)	(1,155)	(5,884)	(5,513)
Dividends paid	(978)	(889)	(3,808)	(3,444)
Distributions to non-controlling interests in subsidiaries	(29)	(29)	(115)	(112)
Net cash from (used in) financing activities	(7,745)	(7,597)	(18,451)	11,916
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	891	6,598	(11,231)	1,290
Activities in available-for-sale securities
Purchases	(17,142)	(19,964)	(53,145)	(58,775)
Proceeds from maturities	6,573	5,779	28,661	27,055
Proceeds from sales	1,961	38	4,665	6,631
Activities in held-to-maturity securities
Purchases	(5,285)	(754)	(20,575)	(15,120)
Proceeds from maturities	6,117	2,457	15,557	9,688
Activities in debt securities classified as loans
Purchases	–	–	(41)	(23)
Proceeds from maturities	84	119	621	875
Proceeds from sales	–	–	1	–
Net purchases of land, buildings, equipment, and other depreciable assets	(341)	(159)	(797)	(972)
Changes in securities purchased (sold) under reverse repurchase agreements	14,057	4,961	11,312	(14,808)
Net cash acquired from (paid for) divestitures, acquisitions, and the sale of TD Ameritrade shares	–	(2,918)	–	(2,918)
Net cash from (used in) investing activities	6,915	(3,843)	(24,972)	(47,077)
Effect of exchange rate changes on cash and due from banks	52	(1)	51	261
Net increase (decrease) in cash and due from banks	314	(388)	753	373
Cash and due from banks at beginning of period	3,593	3,542	3,154	2,781
Cash and due from banks at end of period	$3,907	$3,154	$3,907	$3,154
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$565	$125	$1,182	$554
Amount of interest paid during the period	1,728	1,377	6,559	6,167
Amount of interest received during the period	6,569	6,009	25,577	23,483
Amount of dividends received during the period	220	270	921	1,216
TD BANK GROUP • FOURTH QUARTER 2016 • EARNINGS NEWS RELEASE	Page 18

Appendix A – Segmented Information

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results for these segments for the three and twelve months ended October 31 are presented in the following tables.

Results by Business Segment[1]
(millions of Canadian dollars)			For the three months ended
	Canadian Retail		U.S. Retail		Wholesale Banking		Corporate		Total
	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Net interest income (loss)	$2,551	$2,497	$1,832	$1,658	$396	$550	$293	$182	$5,072	$4,887
Non-interest income (loss)	2,599	2,500	592	492	345	116	137	52	3,673	3,160
Total revenue	5,150	4,997	2,424	2,150	741	666	430	234	8,745	8,047
Provision for (reversal of) credit losses	263	221	193	174	1	14	91	100	548	509
Insurance claims and related expenses	585	637	–	–	–	–	–	–	585	637
Non-interest expenses	2,250	2,143	1,499	1,442	432	390	667	936	4,848	4,911
Income (loss) before income taxes	2,052	1,996	732	534	308	262	(328)	(802)	2,764	1,990
Provision for (recovery of) income taxes	550	500	124	48	70	66	(189)	(355)	555	259
Equity in net income of an investment in
TD Ameritrade	–	–	93	109	–	–	1	(1)	94	108
Net income (loss)	$1,502	$1,496	$701	$595	$238	$196	$(138)	$(448)	$2,303	$1,839

									As at
Total assets	$383,011	$360,100	$388,749	$347,249	$342,478	$343,485	$62,729	$53,539	$1,176,967	$1,104,373

Results by Business Segment
(millions of Canadian dollars)			For the twelve months ended
	Canadian Retail		U.S. Retail		Wholesale Banking		Corporate		Total
	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Net interest income (loss)	$9,979	$9,781	$7,093	$6,131	$1,685	$2,295	$1,166	$517	$19,923	$18,724
Non-interest income (loss)	10,230	9,904	2,366	2,098	1,345	631	451	69	14,392	12,702
Total revenue	20,209	19,685	9,459	8,229	3,030	2,926	1,617	586	34,315	31,426
Provision for (reversal of) credit losses	1,011	887	744	535	74	18	501	243	2,330	1,683
Insurance claims and related expenses	2,462	2,500	–	–	–	–	–	–	2,462	2,500
Non-interest expenses	8,557	8,407	5,693	5,188	1,739	1,701	2,888	2,777	18,877	18,073
Income (loss) before income taxes	8,179	7,891	3,022	2,506	1,217	1,207	(1,772)	(2,434)	10,646	9,170
Provision for (recovery of) income taxes	2,191	1,953	498	394	297	334	(843)	(1,158)	2,143	1,523
Equity in net income of an investment in
TD Ameritrade	–	–	435	376	–	–	(2)	1	433	377
Net income (loss)	$5,988	$5,938	$2,959	$2,488	$920	$873	$(931)	$(1,275)	$8,936	$8,024
1	Effective fiscal 2016, the presentation of the U.S. strategic cards portfolio revenues, provision for credit losses, and expenses in the U.S. Retail segment includes only the Bank's agreed portion of the U.S. strategic cards portfolio, while the Corporate segment includes the retailer program partners' share. Certain comparative amounts have been recast to conform with this revised presentation. There was no impact on the net income of the segments or on the presentation of gross and net results in the Bank's Interim Consolidated Statement of Income.
TD BANK GROUP • FOURTH QUARTER 2016 • EARNINGS NEWS RELEASE	Page 19

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

CST Trust Company
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@canstockta.com or www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare
P.O. Box 30170

College Station, TX 77842-3170

or

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Annual Report on Form 40-F (U.S.)

A copy of the Bank's annual report on Form 40-F for fiscal 2016 will be filed with the Securities and Exchange Commission later today and will be available at http://www.td.com. You may obtain a printed copy of the Bank's annual report on Form 40-F for fiscal 2016 free of charge upon request to TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or e-mail tdshinfo@td.com.

TD BANK GROUP • FOURTH QUARTER 2016 • EARNINGS NEWS RELEASE	Page 20

Access to Quarterly Results Materials

Interested investors, the media and others may view this fourth quarter earnings news release, results slides, supplementary financial information, and the 2016 Consolidated Financial Statements and MD&A documents on the TD website at www.td.com/investor/.

General Information

Contact Corporate & Public Affairs: 416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-222-3456 French: 1-800-895-4463

Cantonese/Mandarin: 1-800-387-2828

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com

Email: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on December 1, 2016. The call will be available live via TD's website at 3 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the fourth quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2016.jsp on December 1, 2016, by approximately 12 p.m. ET. A listen-only telephone line is available at 647-794-1827 or 1-800-274-0251 (toll free) and the passcode is 6437682.

The audio webcast and presentations will be archived at www.td.com/investor/qr_2015.jsp. Replay of the teleconference will be available from 6 p.m. ET on December 1, 2016, until 6 p.m. ET on December 30, 2016, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 6437682.

Annual Meeting

Thursday, March 30, 2017

Design Exchange

Toronto, Ontario

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 11 million active online and mobile customers. TD had CDN$1.2 trillion in assets on October 31, 2016. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Alison Ford, Manager, Media Relations, 416-982-5401

TD BANK GROUP • FOURTH QUARTER 2016 • EARNINGS NEWS RELEASE	Page 21